



From Poverty to Prosperity
Returning Buffalo to the Lands, Lives and Economies of Indian people

Mission



Our mission is to heal the people and our Mother Earth by building a company that innovates new food products, based on the traditional values of Native American respect for all living things, by living in balance with mind, body, and spirit.

More than 50 million buffalo were deliberately massacred to subjugate Indian people. We are returning the buffalo because we know buffalo restoration brings with it prairie restoration, cultural revitalization and the renewal of local Native communities.

About Pine Ridge

The destruction of the buffalo has locked the Oglala Lakota people into generational poverty, resulting in:

- Unemployment rate of 70+%
- Per capita income of $5,200
- A food desert:
  - Closest grocery with fresh food 90 miles away
- 8 times the U.S. rate of diabetes
- Lowest life expectancy in U.S.:
  - 47 for men and 56 for women. Only Haiti has a lower rate.



The Oglala Lakota people struggle each day to overcome poverty, protect their lands, culture and restore healthy communities.

We are proud to be part of this movement from poverty to opportunity.



Healthy Lands: Buffalo foster biodiversity and carbon rich soil in the endangered prairie ecosystem.

Healthy People: Low-fat, protein-rich Buffalo can help reverse diet-related illness.

Healthy Economies: A buffalo economy can bring sustainable prosperity to reservations.

Native American Natural Foods Team



Karlene Hunter, CEO

- 25 years of experience working on educational and economic development on the Pine Ridge Reservation in South Dakota
- Co-Founder Lakota Express
- Numerous management and industry awards



Mark Tilsen, President

- More than 25 years of experience in nonprofit fundraising, marketing community development, and 18 years in special events marketing and productions
- Co-Founder, Executive of Lakota Express, KILI Radio, Black Hills Alliance, Direct Events and more



Dawn Sherman, Business Manager



La Vern Valdez-Carroll, National Sales Director



Chris Wynne, Director of Business Process



Rachel Hunter, Customer Service



Kevin Western, Manufacturing Partner



Linda Crider, Director of Marketing



Olivia Casey, Supply Chain Manager

The Tanka Story



OPEN
NO NITRITES* | NO ANTIBIOTICS OR ADDED HORMONES**
NATIVE AMERICAN NATURAL FOODS
TANKA
BAR
BUFFALO MEAT WITH CRANBERRIES
NET WT 1 OZ (28g)
7G PROTEIN
GLUTEN FREE
SLOW SMOKED ORIGINAL

Created the meat bar snack category in 2007



Employees share ownership.
Creating livelihoods on Pine Ridge



Based on a Traditional Lakota Recipe of dried meat and fruit



Certified B Corporation | BEST for THE WORLD 2016 | EDITORS' CHOICE 2010 BACKPACKER

SOCIAL VENTURE NETWORK | specialty food association™

Dozens of awards and recognition for mission driven impacts

What’s In a Tanka Bar?


WHAT’S IN IT?
*Ingredients vary according to flavor
Buffalo | Jalapeño | Cranberry | Habeñero | Onion | Chili | Garlic | Apple | Orange Peel | TANKA BAR
=
• Made from prairie-raised buffalo on 100% vegetarian diet with no antibiotics or growth hormones.
• Certified Gluten Free
• We add no nitrites or nitrates. Contains no MSG/soy/wheat/dairy/nuts
• 70 calories, 7 grams protein Bars and Bites, 5 grams protein Sticks

Bringing the heritage and wisdom from traditional healthy foods into the 21st century

Natural Meat Bar/Snack Market Drivers:

- Second fastest growing category in the natural food industry
- Growing demand for healthy snacks
    - Lean Protein, Low Fat
- Paleo and Gluten Free trends
- Allergen free snacks
- Optimal human performance sub-culture-Athletes and Warriors
- New entrants and marketing spend trigger increased awareness and demand



The Tanka Advantage

- Rich, sweet taste tender texture

- High lean protein

- Clean label: no nitrites or nitrates, no antibiotics or growth hormones, free of gluten/soy/wheat, dairy, nuts

- Brand authenticity

  - The only certified Native American-owned and made protein bars in the food industry

- Competitive MSRP - Tanka currently sells at a small premium

- Original Authentic premium product

- LOW GI

- Restoring buffalo to the lands, live and economy of Indian people

- Certified B Corp

- Best in Class harvest partners

- Best in Class production partners

- Best in class safety and Quality

- Best in class customer service

The Addressable Market



BY THE NUMBERS

How much U.S. snack sales grew in the 52 weeks ending Sept. 6:

	Sales (in billions)	Percentage change
Dried meat snacks	$2.8	12.2%
Snack bars/ granola bars	$5.7	5.3%
Salty snacks	$21.4	4%
Snack nuts/ seeds	$5.1	3.9%
Cookies	$7.9	1.5%
Crackers	$7.3	0.4%

SOURCE: IRI, a Chicago-based market research firm (@iriworldwide)
Frank Pompa, USA TODAY

 USA TODAY

- Meat snacks now a $1.5B market

- Natural meat snacks and gourmet jerky (our segment) growing at 35+% annually (SPINS)

- There will likely be 3 brands
  - EPIC, Tanka, + 1 other

- Tanka growth to date with lean marketing spend in comparison to competition

- NANF has generated contribution margins of over 40% and gross margins over 30%

The Tanka Product Line


TANKA
WARRIOR
BAR
TANKA
14g
PROTEIN
TANKA
WARRIOR
BAR
BUFFALO MEAT
12-2 OZ. (56g) BARS
NET. WT. 24 OZ. (672g)

Tanka Bar Slow Smoked Original

Tanka Bar Spicy Pepper

Tanka Bar Apple Orange Peel

Tanka Bar Jalapeno

Tanka Bar Coffee Hatch Chile

Tanka Warrior Bar

Tanka Warrior Bar Chili Caliente

Tanka Warrior Bar Spicy Espresso

Tanka Onnit Warrior Bar

Tanka Onnit Warrior Bar Jalapeno

Tanka Onnit Warrior Bar Coffee Hatch Chile

Tanka Sticks Slow Smoked Original

Tanka Sticks Hot Pepper

Tanka Sticks Apple Orange Peel

Tanka Bites Slow Smoked Original

Tanka Bites Spicy Pepper

Tanka Bites Apple Orange Peel

Tanka Trail Blueberry Almond

Tanka Trail Mango Pepper

Tanka Trail Coconut Almond

TankaFund.org Jerky

Tanka Gourmet Jerky


TANKA
BUFFALO MEAT


SUPPORT
THE RETURN
TANKAFUND
JERKY
TANKAFUND
JERKY


TANKA
TRAIL


SPICY
PEPPER
TANKA
BUFFALO MEAT


TANKA
BAR
TANKA


GLUTEN
FREE
GOURMET
BUFFALO
JERKY
TANKA
BUFFALO CRANBERRY JERKY


BUFFALO CRANBERRY WARRIOR BAR
WARRIOR
BAR
14g
PROTEIN
TANKA
WARRIOR
WARRIOR
BAR

Sample of Tanka Retail Partners

Tanka products are the No. 1 selling line of buffalo meat snacks in the world.

- Robust Broker / Distributor / Retailer Network
- Sold in over 9,000 locations in all 50 states











































History of Growth



The Tanka product line over the last five years has grown at a compound annual growth rate of 42.5%

Temporal sales decline due to new market entrants with substantial marketing spend. Recovery in progress...



The Strategy

The growth in the natural meat category has attracted copy cats who have been invested by major corporations like General Mills, Hersey. VMG with hundreds of million of dollars. This has caused a dip in Tanka sales while the category continues to grow.

- The natural meat bar and snacks segment will have 3-4 brands standing and Tanka Bars goal is to be one of the top brands.

To regain a competitive position, Tanka needs to invest in a number of market opportunities and build the team. Starting with an update of the Brand that will in lude new packaging on the entire product line. As well as website, social media and retail marketing support. Expand existing and create new relationships with higher margin direct channels - Costco, Trader Joe's, REI, Thrive, Walmart, Amazon, Onnit and others.

- Update Branding-priority
- Launch food service (especially campus market) campaigns in late 2017 for growth in 2018/19
- Government marketing program-Take advantage of the "Buy Indian program the US Dept. of Interior"
- Reinvest in consumer direct with new offerings that would not be available from any other retailers
- Grow volume in existing distribution network through brand upgrade and SKU focus
- Website upgrade, mobile friendly, SEO service, packaging update
- Strategic hires to execute on the strategy: experienced CPG CEO, a sales director with the right broker network relationships, and marketing and field experts to execute rebrand and campaigns

Financial Projection

	2017	2018	2019	2020
Gross Sales	$4,677,780.50	$7,606,530.50	$12,487,780.50	$12,120,000.00
Net Sales	$4,270,889.98	$7,039,530.50	$11,753,780.50	$10,908,000.00
COGS	$2,746,029.56	$4,029,000.00	$6,649,000.00	$6,544,800.00
Gross Profit	$1,524,860.42	$3,010,530.50	$5,104,780.50	$4,363,200.00
Gross Profit %	35.70%	42.77%	43.43%	40.00%
Sales and Marketing Expenses	$351,520.00	$1,104,500.00	$1,554,500.00	$981,720.00
G&A Expenses	$1,282,946.00	$1,867,610.00	$3,333,410.00	$3,030,000.00
Total Expenses	$1,634,466.00	$2,972,110.00	$4,887,910.00	$4,011,720.00
EBITDA	-$109,605.58	$38,420.50	$216,870.50	$351,480.00

**Reducing SKUs, focusing on direct channels, securing
just-in-time supply chain increases Gross Margin over time.**

Capitalization to Date and Financing Strategy

Equity

- Karlene Hunter- 30.01%-$1,421,325-Class A
- Mark Tilsen- 30.01%-$1,421,325-Class A
- The Lakota Fund-3.16%-$149,850-Class A
- Indian Land Tenure Foundation-10.53%-$499,050-Class B
- Oglala Oyate Woitanean E.Z.-18.43%-$873,000-Class B
- Swift Foundation-2.86%-$135,450-Class B
- Clearinghouse CDFI-$500,000-Class C-Plus Accrued preferred return & interest
- Employee Ownership LP-5%-$0-Employee shares

Debt

- Clearinghouse CDFI-$250,000
- Governors Loan-$55,000
- Lakota Express-$116,647
- NAB- $2,046,460
- Whole Foods LPLP-$120,773

Current Cash

- $300K Monthly Cash Demand
- $500K in receivables + $1.5M line of working capital (currently on hold)

Investment and Use of Funds

Raising $2 equity million now

- 24 month growth sprint to put NANF in a position to access strategic capital to capitalize competitive growth to claim and maintain a sustained position as one of the top brands in the category

- Use of proceeds:
  - Working Capital - $250k
  - SEO & Website Optimization - $125K
  - Social Media Marketing - $150K
  - Field Marketing Team - $200K-$400K
  - Design of New Packaging - $75K
  - Key Hires
    - CEO - $125K plus Bonus/Commissions/Shares
    - Director of Sales - $85K plus Bonus/Commissions
    - Director of Marketing - $125K
  - New market segment opportunities - $665K

** Possibility for the right partner to make equity investment into current investor - Clearinghouse CDFI - as catalyst to Clearinghouse investing more in NANF, unlocking $1.5M of working capital.

The Supply Chain and Practices

NATIVE AMERICAN NATURAL FOODS

- Value-Based Supply Chain supported by best-in-class suppliers, producers

- Dedicated process of ongoing quality improvement and rigorous quality control with multiple process review points

- All material and processes are reviewed quarterly to ensure maximum efficiencies and cost-effective usage throughout the manufacturing chain of custody

- NANF conducts periodic inspections and ongoing quality assurance reviews for suppliers, co-packers and distribution partners

RAW MATERIAL

- Tanka Sustainable Agriculture supports our own domestic, grass-fed herd that accounts for 25% of overall supply

- Additional 25% of Bison supply sourced from Native Producers

- All part of "Grass to Plate" tracking system that verifies no antibiotics or growth hormones

- All animals are free range, grass fed and rotated through open pastures designed for efficiency and less overall stress on the animals

- Goal is to become 100% grass fed within 6 years

- Range grazed animals reduce the fossil fuels required by truck feed

- Bison waste functions as a natural fertilizer, which helps restore the grasslands to their natural state

- All bison USDA inspected, using the Humane Handling Guidelines of the American Meat Institute, verified by FSNS (Food Safety Net Services)

- Raw bison processor, Rocky Mountain Natural Meats, maintains a 100% approval score

- Rice ingredient sourced from the Red Lake Nation Foods, 100% Native owned company

The Supply Chain and Practices

MANUFACTURING

- Centrally located co-packers Westerns Smokehouse in Greentop, MO and Thrushwood Farms in Galesburg, IL

- Nationally ranked. multi-generational family owned producers with best-in-class operations

- Both plants are: Silliker Audited, SQF Certified, Gluten Free certified, GMO Verified, Whole Foods Audited, Costco Certified

- Maintain on-site USDA meat inspectors, with rigorous QA Regulatory Team audits

- Ongoing inspections include quarterly Certificate of Analysis testing for maximum consumer safety

- All food-grade packaging designed to provide maximum oxygen barrier, with focus on lightest weight possible for display and transport cartons/ caddies, minimizing carbon footprint

DISTRIBUTION/FULFILLMENT

- Focus is on reducing carbon footprint while maximizing inventory turns

- Raw material goes direct to manufacturer for just-in-time usage, increasing efficiency and reducing overall transport and handling

Brand and Communications Strategy

The Tanka brand was born on the Internet and continues to use digital as our main marketing and communications tool. We are a transparent company, dedicated to learning from our customers. We focus on our social media efforts on how people incorporate Tanka Products in their daily routine and how it helps to improve their lives, as well as positive stores about life on the reservation. Our brand slogan, "Live, Life Powerfully" reflects positive case studies on how people live their lives powerfully. We sponsor a national group called Healthy Active Natives whose more than 80,000 members carry the Tanka brand throughout Indian country and beyond.

As part of the updating our brand we need to create mobile capable sites and add more video-based campaigns to share more story from Indian country and about the impacts of returning buffalo to the lives, land and economy of Indian people.

Brand values summary
  • Authenticity
  • How Tanka connects with consumers
Actions
  • Website upgrade
  • Packaging revision
  • Social strategy
Publicity/communications
  • 2-3 recent major publications and awards
  • Link to Tribeca film

TankaBar.com

Our Customer Service team does an incredible job of providing consumers and retailers with the highest standards in customer services. Native American Natural Foods guarantees the quality of each and every product we sell. If customers are not absolutely satisfied with the quality of any product from Native American Natural Foods, for any reason at all, we will replace it.

The NANF Customer Service Team provides consumer and retailer support on every communication platform available. The team monitors and responds to consumer/retailer questions and requests via:

- Toll-free number
- Text
- Email
- Twitter
- Facebook
- Instagram
- Website contact forms
- Retailers' web-based business process systems

Our Marketing team works hard to earn news articles about our work and products. Our audited earned media report documents the value of the media that we have earned to date. When reviewing this report, it is important to understand that outside of trade spending in support of our national distributors, we have never purchased a consumer ad but have generated over 580,000,000 audience impressions.

Brand Design



The Tanka Brand was created with the help of more than 800 Oglala Lakota tribal members on the Pine Ridge Reservation, on which our company is based.

These values shape every decision we make at Native American Natural Foods, and every employee is required to sign a document agreeing to use this Brand Shield as their guiding principles in their work with the company.

The Retail Opportunity

Imminent growth

The firm has recently developed a number of significant retail relationships that the Company anticipates will result in product placements this year (see chart at right):

Management believes that even partial placements in these chains represent enough "retail real estate" to drive sales significantly - keeping in mind that to fully develop and exploit these opportunities will require upfront investment in promotion and sales support, as well as the ongoing normal working capital requirements of increased inventories.

Management believes that with these doors now open to the company, sales growth will hinge on the support provided to these retail partners.

Sampling of Tanka Sales Pipeline Opportunities

Specialty / Natural Grocers	Mass Merch / Clubs	Conventional Grocers		Drug Stores
Andronico's	Wal-Mart	Kroger	Hannaford	CVS
The Fresh Market	Target	W-D/BiLo	Meijer	Harmons
*Lunds Byerlys	Costco	Ahold/Stop & Shop	Hy-Vee	
*Vitamin Cottage	BJs	Safeway / Albertsons	Harris Teeter	
New Leaf/New Seasons		Shaws		

* ongoing customers

In addition to these new placements, management maintains an active and ongoing sales pipeline, and whose prospects represent nearly 25,000 more retail outlets or consumption points in the US (see below):

Wholesale Customers	Category	Distribution	# outlets
Starbucks	Specialty	Direct	11,457
Alfalfa's	Natural		2
Kings	Grocery		31
Publix	Grocery		1,100
*Sprout's	Natural	Kehe/NB	218
*SW/Albertson's SoCal	Grocery	Kehe	2,400 (240 region, in 55 store test)
Heinens	Grocery	UNFI	25
Palko	Natural	Direct	1
TJ-Maxx	Apparel	Direct	713
Bailey's Farmers Market	Grocery	Kehe	1
*Coborns	Grocery	Kehe	30
World Market	Grocery	Direct	260
Vitamin Discount Center	Specialty		5
*ongoing customers with new sales initiatives		Total Outlets	16,043

The Tanka Story

◆ We are the innovative leader in the new emerging category of meat bar snacks and food as fuel. We created this category in 2007 when we introduced our 100% natural buffalo and cranberry Tanka Bar.

◆ Award winning: 2016 B Corporation Best for the World award; 2016 Citizenship Leadership Award, National Association for the Specialty Food Trade (NASFT); 2013 Vision Leadership Award, National Association for the Specialty Food Trade (NASFT); 2010 Backpacker Magazine's Editor's Choice Award; 2011 Social Venture Network Innovation Award; 2010 Cliff Adler 'Heart in Business' Award; 2009 Award Pine Ridge Area Chamber of Commerce Aspiring Entrepreneur Award.

◆ Based on a Traditional Lakota Recipe of dried meat and fruit. The Tanka Bars, Bites, Sticks, Trail and Jerky are made with 100% natural buffalo meat with tart-sweet cranberries. They are sold in all 50 states from Indian trading posts to major store chains.

◆ A mission-driven company where the community shares ownership…where sales, marketing, and fulfillment staff are all Native American – Oglala Lakota.

◆ Creating jobs and opportunity on Pine Ridge Indian Reservation, one of the most geographically and economically isolated communities in America. We are in the process of becoming an employee managed and owned company.

◆ Pursuing our mission…to bring the heritage of wisdom from the traditional healthy lifestyle, into the 21st century.

Tanka Awards, Certifications and Credentials

Native American Natural Foods' success has not gone unnoticed by Natural Foods industry leaders, the media and professional organizations.

- Natural food category leaders, such as Whole Foods and Natural Grocers, have moved these snacks out of the meat department into the grocery aisles, creating an entirely new shelf stable meat snack category that is growing at over 35% per year.
- Media and news outlets have covered NANF in hundreds of national and regional TV, radio, print and online outlets, representing over 244 million audience impressions worth $5.9 million in advertising value.
- NANA was featured in a documentary short film sponsored by American Express and Tribeca Digital Studios and directed by Academy Award®-nominated filmmaker Gini Reticker.
- Founders Karlene Hunter and Mark Tilsen and NANF have been recognized dozens of times, including:
    - B Corporation's 100 Best for the World award;
    - NASFT Leadership Award Winner for Citizenship;
    - NASFT Leadership Award Winner for Vision;
    - Backpacker Magazine's Editor's Choice Award;
    - Social Venture Network Innovation Award;
    - Natural Foods Industry's 2010 Cliff Adler "Heart in Business" Award;
    - The Truman Fellowship;
    - Indian Business Woman of the Year from the National Indian Business Association;
    - Rising Star award from the Business Women's Network and Diversity Best Practices;
    - 100 Best Minority Suppliers by Minority Business Network;
    - Pioneer Award **f**rom the National Director of Minority Business Development Ronald Langston of the U.S. Department of Commerce;
    - 2007 Small Business Woman of the Year for South Dakota;
    - 100 Best Minority Suppliers by MBDA









